SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                      Integrated Alarm Services Group, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    45890M109
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                                 (CUSIP Number)

                          Jon R. Bauer
                          c/o Contrarian Capital Management, L.L.C.
                              411 West Putnam Avenue
                              Suite 225
                              Greenwich, Connecticut 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45890M109
           ---------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Contrarian Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     100,899

8.   SHARED VOTING POWER

     3,117,071

9.   SOLE DISPOSITIVE POWER

     100,899

10.  SHARED DISPOSITIVE POWER

     3,117,071

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,217,970

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%

14.  TYPE OF REPORTING PERSON*

     IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  45890M109
           ---------------------

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Contrarian Equity Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,117,071

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,117,071

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,117,071

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   45890M109
            ---------------------

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Item 1.  Security and Issuer.

The name of the issuer is Integrated Alarm Services Group, Inc. (the "Issuer"). The address of the Issuer's offices is One Capital Center, 99 Pine Street, 3rd Floor, Albany, New York 12207. Amendment No. 1 to this schedule 13D relates to the Issuer's Common Stock (the "Shares").

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Item 2.  Identity and Background

Amendment No. 1 to this statement is being filed on behalf of Contrarian Capital Management, L.L.C. ("CCM") and Contrarian Equity Fund, L.P. ("Contrarian Equity"), the "Reporting Persons" solely for the purpose of including a letter, dated November 30, 2005, that CCM sent to the board of the Issuer. A copy of the letter is attached hereto as Exhibit A. CCM, a registered investment adviser engaged in the management of institutional client accounts, serves as investment manager to and has voting and investment discretion over certain investment vehicles and managed accounts. Specifically, CCM serves as the general partner to Contrarian Equity, a Delaware limited partnership that invests and trades in securities and financial instruments. The address of the Reporting Persons is 411 West Putnam Avenue, Suite 225, Greenwich, CT 06830. The Managing Member of CCM is Jon R. Bauer (the "Managing Member"). Neither the Reporting Persons nor the Managing Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Persons nor the Managing Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Managing Member is a citizen of the United States of America.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, CCM may be deemed to beneficially own 3,217,970 Shares, consisting of 3,117,071 Shares held by Contrarian Equity and 100,899 Shares held in a client account managed by CCM (the "Managed Account").

As of the date hereof, Contrarian Equity may be deemed to beneficially own 3,117,071 Shares.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from each of Contrarian Equity and the Managed Account, respectively. The total cost for the Shares beneficially owned by the Reporting Persons is $14,772,517.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
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Item 4.  Purpose of Transaction.

On November 30, 2005, CCM sent a letter to the board of the Issuer urging it to retain a nationally recognized investment banking firm for the purpose of maximizing shareholder value by strategically selling the entire company. A copy of the letter is attached hereto as Exhibit A and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

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Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, CCM may be deemed to be the beneficial owner of 3,217,970 Shares, consisting of 3,117,071 Shares held by Contrarian Equity and 100,899 Shares held by the Managed Account, constituting 13.0% of the Shares of the Issuer, based upon the 24,681,462 Shares outstanding as of November 9, 2005, according to the Issuer's most recently filed Form 10-Q.

CCM has the sole power to vote or direct the vote of 100,899 Shares held by the Managed Account; has the shared power to vote or direct the vote of 3,117,071 Shares held by Contrarian Equity; has sole power to dispose or direct the disposition of 100,899 Shares held by the Managed Account; and has shared power to dispose or direct the disposition of 3,117,071 Shares held by Contrarian Equity.

As of the date hereof, Contrarian Equity may be deemed to be the beneficial owner of 3,117,071 Shares constituting 12.6% of the Shares of the Issuer, based upon the 24,681,462 Shares outstanding as of November 9, 2005, according to the Issuer's most recently filed Form 10-Q.

Contrarian Equity has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,117,071 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,117,071 Shares.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the persons named herein are set forth in Exhibit A and were all effected in broker transactions.

The Shares to which this filing relates were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

A letter from Contrarian Capital Management, L.L.C. to the board of the Issuer, dated November 30, 2005, is filed herewith as Exhibit A.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit B.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             November 30, 2005
                                      ---------------------------------------
                                                (Date)


                                      CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

                                      /s/ Jon R. Bauer
                                      ----------------------------------------
                                              (Signature)


                                          Jon R. Bauer, Managing Member
                                      ----------------------------------------
                                              (Name/Title)


                                      CONTRARIAN EQUITY FUND, L.P
                                      By: Contrarian Capital Management, L.L.C.

                                      /s/ Jon R. Bauer
                                      ----------------------------------------
                                              (Signature)


                                          Jon R. Bauer, Managing Member
                                      ----------------------------------------
                                              (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


           [Contrarian Capital Management, L.L.C. Letterhead]

For Dissemination to Integrated Alarm Services, Inc. Board of Directors

Integrated Alarm Services Group, Inc.
One Capital Center
99 Pine Street
Albany, NY  12207
Attn: Board of Directors


                                                               November 30, 2005

Ladies and Gentlemen:

          As you know, Contrarian Capital Management, L.L.C., a registered investment advisor ("Contrarian"), is the beneficial owner of approximately 3.2 million shares of the common stock of Integrated Alarm Services Group, Inc. ("IASG" or the "Company"), or approximately 13% of the outstanding shares. We are writing as a follow-up to our letter dated November 14, 2005, in which we urged the Board to immediately retain an investment banking firm to commence a sales process in order to maximize shareholder value. While we are pleased to hear that the Board has responded by forming a special committee to commence a review of the Company's operations and business strategy and its announcement that it will engage an investment banker to assist it in exploring strategic options, we remind the Board that this is only a start. We are not convinced that the Board is seriously contemplating an immediate sale process given recent comments made by certain IASG executive officers implying that the Company is not for sale and recent purchases of stock by various executives and Board members that could be subject to Section 16 short swing profit disgorgement if the Company was sold within the next 6 months. Due to these apparent discrepancies and a number of other disturbing conflicts of interests discussed below, we further request that any special committee formed to explore strategic alternatives be comprised solely of independent Board members and exclude any executive officers of the Company.

         We are surprised by recent comments made by the Company, its Chairman and Chief Executive Officer Timothy McGinn and the Company's investor relations manager, Joe Reinhart, alluding to the notion that the Company does not have immediate plans to initiate a competitive sales process. In a press release dated November 21, 2005, the Company announced that the strategic options considered by the Board "may include, but are not limited to, acquisitions, strategic joint ventures, recapitalizations, mergers, divestitures and/or share repurchases." We would like to reiterate our belief that the single best way to maximize shareholder value is to immediately hire a nationally recognized, independent investment banking firm to vigorously commence a competitive auction process, particularly given your CEO's analysis on your last public earnings call that the break-up value of IASG is close to $5.80 per share.

          Mr. McGinn has also hinted that the Company does not have immediate plans to sell. Mr. McGinn stated, "If pricing levels get to a point that I think it's a compelling reason to sell, we will sell." As we have mentioned, we believe that a combination of current pricing levels and other factors, including rising attrition rates, make for compelling reasons to sell. We believe that as fiduciaries the Board members have a duty to commence a competitive auction of the Company in the face of diminishing shareholder value and a break-up value significantly higher than current trading levels. In response to a question regarding how the Company plans to proceed, Mr. Reinhart stated, "There's multiple ways to create stockholder value." While such a statement is generally true, we feel that the Company's inability to execute its business plan and the diminishing value of the Company's assets under the Board's watch has left it with only one option. We believe that the Company should take action immediately to unlock that potential value, and that operating under the current business model, the Company will never achieve more than modest profitability at best.

          We are also surprised by recent filings with the Securities and Exchange Commission showing numerous stock purchases by insiders despite a recently board-authorized plan to repurchase up to $2.5 million of the Company's common stock when the Company's share repurchase window opened on November 17, 2005. Since November 17th, Mr. McGinn bought 40,700 shares directly and 144,900 shares indirectly through an LLC controlled with fellow director David Smith; Thomas J. Few, Sr., vice chairman and president, bought 14,000 shares; Arlene Yocum, a director, bought 5,000 shares; John Mabry, a director, bought 5,000 shares; Bruce Quay, a chief operating officer, bought 5,000 shares; Ralph Michael III, a director, bought 3,000 shares; and Brian Shea, an executive vice president, bought 2,500 shares. These purchases represent in excess of $539,000, over 21.6% of the authorized share buy-back program if purchased by the Company. Such purchases by insiders in light of a board-authorized share repurchase plan may be interpreted as wrongfully usurping a corporate opportunity for the Company and possibly as a violation of a fiduciary duty. Did such officers and directors seek permission from the Board prior to such purchases? We recommend that the Board form a special committee of independent directors to assess the propriety of these insider purchases and that the special committee retain its own independent counsel. We believe no officer or director should be purchasing shares unless the Company has fully completed its buy-back and all existing shares purchased by insiders since November 17th should be sold to the Company at the insiders' cost. While we encourage management teams and Board members to own stock in the company's they manage, we believe it should not be purchased at the expense of other shareholders when a share repurchase plan is authorized and ongoing.

          We believe that the large number of related-party transactions is another factor dissuading the Board from seriously considering an immediate sale. Mr. Few, Sr. has three sons and a daughter who are currently employed by the Company with six figure salaries, and Mr. McGinn's wife is currently employed as a consultant. We have long been seriously concerned about these relationships. As you well know, the fiduciary duties and obligations of the Board and management are to the Company's shareholders and not to the employed family members of certain executive officers and members of the Board. This is another reason we strongly believe that any special committee formed to review strategic alternatives should be comprised solely of independent Board members.

          The Board has taken the first small step. We are now calling on the Board to promptly announce the retention of a nationally recognized investment banking firm and the initiation of a process to seek competitive offers for the Company and to allow the Company's shareholders to determine whether resulting bids adequately reflect the fair value of the Company's assets. This process should be overseen by a special committee comprised solely of independent directors to avoid conflicts of interest. Finally, shares purchased by insiders that should have been purchased by the Company should be sold to the Company at cost and future purchases by insiders should cease until the Company's $2.5 million share repurchase plan is exhausted. Needless to say, we continue to consider all options to protect our investment. We thank you for your prompt and thoughtful consideration of this matter.


Sincerely,


Jason Mudrick
Portfolio Manager
Contrarian Capital Management, L.L.C.


cc: Steven Wolosky, Esq.

                                                                       Exhibit B


                             JOINT FILING AGREEMENT

          The undersigned agree that Amendment No. 1 to this schedule 13D dated November 30, 2005, relating to the Common Stock of Integrated Alarm Services Group, Inc. shall be filed on behalf of the undersigned.



                                 CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

                                      /s/ Jon R. Bauer
                                      ----------------------------------------
                                             (Signature)


                                          Jon R. Bauer, Managing Member
                                      ----------------------------------------
                                             (Name/Title)


                                 CONTRARIAN EQUITY Fund, L.P.

                                 By: Contrarian Capital Management, L.L.C.
                                          General Partner

                                       /s/ Jon R. Bauer
                                       ----------------------------------------
                                               (Signature)

                                       Jon R. Bauer, Managing Member
                                      ----------------------------------------
                                               (Name/Title)









01385.0001 #622350